Exhibit 99.4

NICE Proves Again to be the Clear Workforce Management Market
Share Leader According to DMG

In recent analyst report NICE extends its lead as #1 in WFM market share with 24.6%, while tallying high marks for customer satisfaction

Paramus, NJ, March 7, 2015 – NICE Systems (NASDAQ: NICE) announced today that it has again been acknowledged by DMG Consulting LLC as the worldwide leader in the Workforce Management (WFM) market, with a 24.6 percent market share, further extending its lead over competitors. NICE was also recognized for high customer satisfaction overall, achieving a perfect score in the area of current product.

“2015 was the best year in decades for the WFM market, and 2016 is looking even better,” said Donna Fluss, President of DMG Consulting. “The momentum in the WFM market is being fueled by back-office implementations and a replacement cycle in contact centers. While WFM remains the most important productivity tool in contact centers, the needs and expectations of the Millennial generation are forcing managers to reconsider their approaches to staffing and scheduling. The market needs new solutions that are designed to optimize employee choice, increase schedule flexibility, and promote agent empowerment, in order to help enterprises create a compelling workplace.”

NICE IEX Workforce Management (WFM) is the most complete and configurable solution available today, enabling companies to fine-tune the solution in real-time to their specific environment, delivering the greatest forecasting precision and the most engaged employees. All of this is done with the scale and performance NICE clients expect, whether delivered on-premises or via the cloud.

“This recognition by DMG is important validation of the investment NICE continues to make in its Workforce Optimization and WFM capabilities,” said Miki Migdal, President of the NICE Enterprise Product Group. “Our momentum in the market, and positive feedback from customers shows that the vision to provide agent-centered WFO solutions has indeed become a reality. We recognize the growing role Millennials play in the workforce, and we are committed to creating an environment that is conducive for this segment to deliver exceptional customer service.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.